Exhibit 4.2

AMENDMENT NO. 1 TO TAX BENEFITS PRESERVATION PLAN

Amendment No. 1, dated April 24, 2024 (this “Amendment”), by and between CarParts.com, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent (the “Rights Agent”).

WHEREAS, the parties have entered into a Tax Benefits Preservation Plan, dated as of April 5, 2024 (the “Plan”);

WHEREAS, pursuant to Section 26 of the Plan, so long as the Rights are still redeemable, the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Plan without the approval of any holders of Rights or shares of Common Stock;

WHEREAS, as of the date hereof, the Rights are still redeemable; and

WHEREAS, the parties desire to amend the Plan to clarify the definition of “Beneficial Owner”, “Beneficially Own” and “Beneficial Ownership” defined in Section 1.3 of the Plan on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.          Definitions. Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Plan.

2.          Amendments to the Plan. As of the Effective Date (as defined in 3 below), the Plan is hereby amended or modified as follows:

(a)          Section 1.3.1. of the Plan is hereby deleted in its entirety and is replaced with the following:

“1.3.1. which such Person or any of such Person’s Affiliates or Associates directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (A) voting power which includes the power to vote, or to direct the voting of, such security, provided that, without limiting Section 1.3.5., the foregoing shall apply only if the effect of such contract, arrangement, understanding, or relationship is to treat such Person, or any of such Person’s Affiliates or Associates, as an “entity” under Section 1.382-3(a)(1) of the Treasury Regulations promulgated under Section 382 of the Code (except that a Person shall not be deemed to be the Beneficial Owner of any security under this clause (A) if such voting power arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by means of a solicitation statement filed on Schedule 14A), and/or (B) investment power which includes the power to dispose, or to direct the disposition of such security;”

(b)          Section 1.3.4. of the Plan is hereby deleted in its entirety and is replaced with the following:

“1.3.4. of which such Person would otherwise be deemed to be the beneficial owner pursuant to Rule 13d-3 under the Exchange Act, provided that, without limiting Section 1.3.5., the foregoing shall apply to someone deemed the beneficial owner pursuant to Rule 13d-3 under the Exchange Act as a result of an agreement, arrangement, understanding, or relationship only if the effect of such agreement, arrangement, understanding, or relationship is to treat such Person, or any of such Person’s Affiliates or Associates, as an “entity” under Section 1.382-3(a)(1) of the Treasury Regulations promulgated under Section 382 of the Code; or”

(c)          The paragraph following Section 1.3.5. of the Plan is hereby deleted in its entirety and is replaced with the following:

“No Person shall be deemed to be the “Beneficial Owner” of, to have “Beneficial Ownership” of or to “Beneficially Own” any securities which such Person or any of such Person’s Affiliates or Associates would otherwise be deemed to “Beneficially Own” pursuant to this Section 1.3 (x) solely as a result of any merger or other acquisition agreement between the Company and such Person (or one or more of such Person’s Affiliates or Associates), or any tender, voting or support agreement entered into by such Person (or one or more of such Person’s Affiliates or Associates) in connection therewith, if, prior to such Person becoming an Acquiring Person, the Board has approved such merger or other acquisition agreement, or such tender, voting or support agreement, (y) solely as a result of the Right to Acquire such securities unless the acquisition or transfer of such Right to Acquire would be deemed, on the date of such acquisition or transfer, to constitute the exercise of such Right to Acquire for the purposes of Section 1.382-4(d) of the Treasury Regulations promulgated under Section 382 of the Code, or (z) as a result of any agreement, arrangement, understanding or relationship unless the effect thereof is to treat such Person, or any of such Person’s Affiliates or Associates, as an “entity” under Section 1.382-3(a)(1) of the Treasury Regulations promulgated under Section 382 of the Code.”

3.          Date of Effectiveness; Limited Effect. This Amendment will be deemed effective on the date first written above (the “Effective Date”). Except as expressly provided in this Amendment, all of the terms and provisions of the Plan are and will remain in full force and effect and are hereby ratified and confirmed by the parties. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to or waiver of any other provision of the Plan or as a waiver of or consent to any further or future action on the part of either party that would require the waiver or consent of the other party. On and after the Effective Date, each reference in the Plan to “this Plan,” “the Plan,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference to the Plan in any other agreements, documents, or instruments executed and delivered pursuant to, or in connection with the Plan will mean and be a reference to the Plan as amended by this Amendment.

4.          Miscellaneous.

(a)          This Amendment is governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions of such State.

(b)          This Amendment shall inure to the benefit of and be binding upon each of the parties and each of their respective successors and assigns.

(c)          The headings in this Amendment are for reference only and do not affect the interpretation of this Amendment.

(d)          This Amendment may be executed in counterparts, each of which is deemed an original, but all of which constitute one and the same agreement. Delivery of an executed counterpart of this Amendment electronically shall be effective as delivery of an original executed counterpart of this Amendment.

(e)          This Amendment constitutes the sole and entire agreement between the parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amendment on the date first written above.

CARPARTS.COM, INC.

By	/s/ Alfredo Gomez
Name:	Alfredo Gomez
Title:	General Counsel

COMPUTERSHARE TRUST COMPANY, N.A.

By	/s/ Kathy Heagerty
Name:	Kathy Heagerty
Title:	Manager, Client Management